UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 21)*

                             FREQUENCY ELECTRONICS, INC.
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                      358-010106
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  February 27, 1997
                            (Date of Event which Requires
                              Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





          CUSIP No. 358-010106       SCHEDULE 13D              Page 2 of 15



       1   Name of Reporting Person               BK CAPITAL PARTNERS III, L.P.

           IRS Identification No. of Above Person                    94-3091845
       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                     578,350*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                578,350*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                           578,350*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11             11.7%*


       14   Type of Reporting Person                                         PN


     *    See response to Item 5.





          CUSIP No. 358-010106       SCHEDULE 13D              Page 3 of 15



       1   Name of Reporting Person                             THE COMMON FUND

           IRS Identification No. of Above Person                    23-7037968
       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                        New York


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                     578,350*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                578,350*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                           578,350*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11             11.7%*


       14   Type of Reporting Person                                         CO


     *    See response to Item 5.





          CUSIP No. 358-010106       SCHEDULE 13D              Page 4 of 15



       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, L.P.

           S.S. No. of Above Person                                  94-3205364
       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                  578,350*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power             578,350*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                        578,350*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11             11.7%*


       14   Type of Reporting Person                                     IA, PN


     *    See response to Item 5.





          CUSIP No. 358-010106       SCHEDULE 13D              Page 5 of 15



       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, INC.

           IRS Identification No. of Above Person                    94-2967812
       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                       -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                     578,350*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                578,350*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                           578,350*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11             11.7%*


       14   Type of Reporting Person                                         CO


     *    See response to Item 5.





          CUSIP No. 358-010106       SCHEDULE 13D              Page 6 of 15



       1   Name of Reporting Person                             RICHARD C. BLUM

           S.S. No. of Above Person                                 556 42 3196
       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                             USA


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                     578,350*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                578,350*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                           578,350*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11             11.7%*


       14   Type of Reporting Person                                         IN


     *    See response to Item 5.






          CUSIP No. 358-010106       SCHEDULE 13D              Page 7 of 15


             Item 1.  Security and Issuer

             This Amendment No. 21 (the "Amendment") to Schedule 13D relates to shares of common stock, $1.00 par value (the "Stock"), of Frequency Electronics, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 55 Charles Lindberg Blvd., Mitchell Field, NY 11553. This Amendment is being filed because of certain dispositions of Stock set forth in
             Item 5(c) below.

             Item 2.   Identity and Background

             This Amendment is filed on behalf of BK Capital Partners III, L.P., a California limited partnership ("BK III"), The Common Fund for the account of its Equity Fund, a New York non-profit corporation ("The Common Fund"), Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."), Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."), and Richard C. Blum, the Chairman and substantial shareholder of RCBA Inc. (collectively, the "Reporting Persons").

             RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:


                                                              Principal
              Name and                              Citizen-  Occupation
              Office Held       Business Address      ship    or Employment

              Richard C. Blum   909 Montgomery St.     USA    President and
              President,        Suite 400                     Chairman, RCBA
              Chairman and      San Francisco, CA             L.P.
              Director

              Nils Colin Lind   909 Montgomery St.   Norway   Managing
              Managing          Suite 400                     Director, RCBA
              Director,         San Francisco, CA             L.P.
              Assistant
              Secretary and
              Director






          CUSIP No. 358-010106       SCHEDULE 13D              Page 8 of 15



                                                              Principal
              Name and                              Citizen-  Occupation
              Office Held       Business Address      ship    or Employment

              Jeffrey W. Ubben  909 Montgomery St.     USA    Managing
              Managing          Suite 400                     Director of
              Director of       San Francisco, CA             Investments,
              Investments                                     RCBA L.P.

              George F. Hamel,  909 Montgomery St.     USA    Managing
              Jr.               Suite 400                     Director of
              Managing          San Francisco, CA             Marketing,
              Director of                                     RCBA L.P.
              Marketing

              John H.           909 Montgomery St.     USA    Managing
              Steinhart         Suite 400                     Director and
              Managing          San Francisco, CA             Chief
              Director, Chief                                 Administrative
              Administrative                                  Officer, RCBA
              Officer and                                     L.P.
              Secretary
              Marc T.           909 Montgomery St.     USA    Managing
              Scholvinck        Suite 400                     Director and
              Managing          San Francisco, CA             Chief
              Director, Chief                                 Financial
              Financial                                       Officer, RCBA
              Officer and                                     L.P.
              Assistant
              Secretary

              Michael Kane      909 Montgomery St.     USA    Managing
              Managing          Suite 400                     Director of
              Director of       San Francisco, CA             Investments,
              Investments                                     RCBA L.P.
              Thomas L.         40 Wall Street         USA    Chairman, Loeb
              Kempner           New York, NY                  Partners
              Director          10005                         Corporation,
                                                              Investment
                                                              Banking
                                                              Business


             BK III is a California limited partnership whose principal business is investing in securities. Its principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of BK III.

             The Common Fund is a New York not-for-profit corporation principally engaged in the business of managing investments






          CUSIP No. 358-010106       SCHEDULE 13D              Page 9 of 15


             for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The name, business address and present principal occupation of each of the trustees and executive officers of The Common Fund are as follows (all are United States citizens):

             Trustees

             Paul J. Aslanian                Norman G. Herbert
             Vice President for Finance      Associate Vice President
               and Planning                    and Treasurer
             Swarthmore College              University of Michigan
             500 College Avenue              5032 Fleming Administration
             Swarthmore, PA 19081-1397         Building
                                             Ann Arbor, MI  48109-1340
             Robert L. Bovinette
               President                     William C. Hromadka
             The Common Fund                 Treasurer and Assoc. Sr.
             450 Post Road East                Vice President
             Westport, CT 06881              University of Southern
                                               California
             John B. Carroll                 University Park, Treasurer's
             President                         Office
             GTE Investment Management       BKS 402 - Bookstore Building
               Corp.                         Los Angeles, CA  90089-2541
             Tresser Boulevard
             Seventh Floor                   David M. Lascell
             Stamford, CT  06901             Partner
                                             Hallenbeck, Lascell,
             Mayree C. Clark                   Norris & Zorn
             Managing Director, Global       One Exchange Street
               Research                      Rochester, NY  14614-1403
             Morgan Stanley & Co., Inc.
             1251 Avenue of the Americas     John T. Leatham
             New York, NY  10020             Chairman and Chief Executive
                                               Officer
             Robert D. Flanigan, Jr.         Security Health Providers,
             Vice President for Business       Inc.
               and Financial Affairs &       Drake Oak Brook Plaza
               Treasurer                     2215 York Road
             Spelman College                 Suite 206
             350 Spelman Lane, S.W.,         Oak Brook, IL 60521
             Box 589
             Atlanta, GA 30314-4399          David J. Meagher
                                             Vice President for Finance
             Caspa L. Harris, Jr               and Treasurer
             Consultant and Attorney         Loyola University of Chicago
             39109 John Wolford Road         840 North Wabash
             Waterford, VA 20197             Chicago, IL 60611






          CUSIP No. 358-010106       SCHEDULE 13D             Page 10 of 15


             Louis W. Moelchert              Robert S. Salomon, Jr.
             Vice President for Business     Principal
               and Finance                   STI Management LLC
             University of Richmond          36 Flying Cloud Road
             Campus Drive, Room 202          Stamford, CT  06902
             Maryland Hall
             Richmond, VA 23173              William T. Spitz
                                             Treasurer
             Robert D. Pavey                 Vanderbilt University
             General Partner                 102 Alumni Hall
             Morgenthaler Ventures           Nashville, TN  37240-0159
             629 Euclid Avenue, Ste. 700
             Cleveland, Ohio 44114

             Andre F. Perold
             Sylvan C. Coleman Professor
               of Financial Management
             Harvard University Graduate
               School of Business
               Administration
             Morgan Hall, 367,
               Soldiers Field
             Boston, MA 02163



             The executive officers of The Common Fund who are not Trustees are as follows (the business address for each person is The Common Fund, 450 Post Road East, Westport, CT
             06881-0909):

             Todd E. Petzel                  Curt R. Tobey
             Executive Vice President        Senior Vice President
               and Chief Investment
               Officer                       William P. Miller III
                                             Senior Vice President and
             John S. Griswold, Jr.             Independent Risk Oversight
             Senior Vice President             Officer

             Maria L.C. Tapia                Marita Wein
             Senior Vice President           Vice President and Secretary

             To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.






          CUSIP No. 358-010106       SCHEDULE 13D             Page 11 of 15


             Item 3.   Source and Amount of Funds or Other Consideration

             The source of funds for the previous purchases of Stock was the working capital of the Reporting Persons.

             Item 4.   Purpose of Transaction.

             The Reporting Persons acquired the securities of the Issuer in the ordinary course of their business, which is an investment business. In the ordinary course of that business, the Reporting Persons may discuss from time to time with representatives of the Issuer and with selected shareholders of the Issuer ideas that the Reporting Persons believe might enhance shareholder value, including ideas that might, if effected, result in any of the following: the acquisition by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer that they own beneficially.

             Other than as set forth in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions that would have such consequences.

             Item 5.   Interest in Securities of the Issuer

             (a) & (b) According to the Issuer, 4,942,988 shares of the Stock were outstanding as of February 28, 1997. Based on such information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons have the following direct holdings in the Stock:


                                           Shares of      Percentage of
              Name                        Stock Owned      Stock Owned
              BK III                        94,300              1.9%

              The Common Fund              484,050              9.7%
                                           _______             _____

                         Total             578,350             11.7%
                                           =======             =====






          CUSIP No. 358-010106       SCHEDULE 13D             Page 12 of 15


             Voting and investment power with respect to the above shares are held solely by RCBA L.P. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 578,350 shares of the Stock, which is 11.7% of the outstanding Stock. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the securities over which RCBA L.P has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

             (c) During the last 60 days, the Reporting Persons sold the following shares of Common Stock on the open market:

                                Trade Date   Quantity    Price


             The Common Fund     02-07-97     1,700      12.50
                                 02-10-97     4,100      11.93
                                 02-12-97     5,000      11.68
                                 02-13-97     5,000      11.67
                                 02-18-97       500      11.75
                                 02-19-97    15,200      11.48

                                 02-20-97       400      11.88
                                 02-24-97     6,000      11.38
                                 02-27-97     4,200      11.17
                                 02-28-97    19,900      11.00

             BK III              02-07-97       300      12.50
                                 02-10-97       900      11.93

                                 02-12-97     1,000      11.68
                                 02-13-97     1,000      11.67
                                 02-18-97       100      11.75
                                 02-19-97     2,600      11.48
                                 02-20-97       100      11.88
                                 02-24-97     1,000      11.38

                                 02-27-97       900      11.17
                                 02-28-97     3,100      11.00

             (d) and (e)   Not applicable.






          CUSIP No. 358-010106       SCHEDULE 13D             Page 13 of 15


             Item 6.   Contracts, Arrangements, Understandings or
                       Relationships with Respect to Securities of the Issuer

             None.

             Item 7.   Material to be Filed as Exhibits

             Joint Filing Undertaking.






          CUSIP No. 358-010106       SCHEDULE 13D             Page 14 of 15


                                       Signatures

             After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             DATED:  March 5, 1997

             BK CAPITAL PARTNERS III, L.P.     THE COMMON FUND

             RICHARD C. BLUM & ASSOCIATES,     By:  Richard C. Blum &
             L.P.                                   Associates, Inc.,
                                                    Investment Advisor
             By:  Richard C. Blum &
                  Associates, Inc., its             By:  /s/John H. Steinhart
                  General Partner                        _____________________
                                                         John H. Steinhart,
                  By:  /s/John H. Steinhart              Managing Director,
                       _____________________             Chief Administrative
                       John H. Steinhart,                Officer and Secretary
                       Managing Director,
                       Chief Administrative
                       Officer and Secretary

             RICHARD C. BLUM & ASSOCIATES,     /s/John H. Steinhart
             INC.                              _______________________________
                                               RICHARD C. BLUM
             By:  /s/John H. Steinhart
                  __________________________   By:  John H. Steinhart
                  John H. Steinhart,                Attorney-in-Fact
                  Managing Director, Chief
                  Administrative Officer and
                  Secretary






          CUSIP No. 358-010106       SCHEDULE 13D             Page 15 of 15


                                 JOINT FILING UNDERTAKING

                       The undersigned, being duly authorized thereunto,
             hereby execute this agreement as an exhibit to this Amendment to
             Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

             DATED:  March 5, 1997

             BK CAPITAL PARTNERS III, L.P.     THE COMMON FUND

             RICHARD C. BLUM & ASSOCIATES,     By:  Richard C. Blum &
             L.P.                                   Associates, Inc.,
                                                    Investment Advisor
             By:  Richard C. Blum &
                  Associates, Inc., its             By:  /s/John H. Steinhart
                  General Partner                        _____________________
                                                         John H. Steinhart,
                  By:  /s/John H. Steinhart              Managing Director,
                       _____________________             Chief Administrative
                       John H. Steinhart,                Officer and Secretary
                       Managing Director,
                       Chief Administrative
                       Officer and Secretary

             RICHARD C. BLUM & ASSOCIATES,     /s/John H. Steinhart
             INC.                              _______________________________
                                               RICHARD C. BLUM
             By:  /s/John H. Steinhart
                  __________________________   By:  John H. Steinhart
                  John H. Steinhart,                Attorney-in-Fact
                  Managing Director, Chief
                  Administrative Officer and
                  Secretary